Exhibit 99.2

Notes to proxy 1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the Management Nominees whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse). 2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated. If you are voting on behalf of a corporation you are required to provide your name and designation of office, e.g., ABC Inc. per John Smith, President. 3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy. 4. If a date is not inserted in the space provided on the reverse of this proxy, it will be deemed to bear the date on which it was mailed to the holder by Management. 5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, and the proxy appoints the Management Nominees listed on the reverse, this proxy will be voted as recommended by Management. 6. The securities represented by this proxy will be voted in favour, or withheld from voting, or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for. If you have specified a choice with respect to any matter to be acted on, the securities will be voted accordingly. 7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting and Management Information Circular or other matters that may properly come before the meeting or any adjournment or postponement thereof, unless prohibited by law. 8. This proxy should be read in conjunction with the accompanying documentation provided by Management. Proxies submitted must be received by 11:00 am, Toronto time, on April 29, 2026. To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below. If you vote by telephone or the Internet, DO NOT mail back this proxy. Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management Nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy. VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK! • Call the number listed BELOW from a touch tone telephone. • Go to the following web site: www.investorvote.com • Smartphone? Scan the QR code to vote now. • You can attend the meeting virtually by visiting the URL provided on the back of this document. To Vote Using the Telephone To Vote Using the Internet To Virtually Attend the Meeting • You can enroll to receive future securityholder communications electronically, by visiting www.investorcentre.com. When you register for electronic documents, a tree will be planted on your behalf. To Receive Documents Electronically 320 Bay Street, 14th Floor Toronto, ON M5H 4A6 www.computershare.com Form of Proxy - Annual and Special Meeting to be held on May 1, 2026 025E8A This Form of Proxy is solicited by and on behalf of Management. Fold Fold CONTROL NUMBER Mr A Sample Designation (if any) Add1 Add2 add3 add4 add5 add6 C1234567890 XXX 000001 123 CPUQC01.E.INT/000001/i1234 123456789012345 Holder Account Number Security Class 1-866-732-VOTE (8683) Toll Free

390071 025E9A Fold Fold AGEQ 999999999999 C1234567890 XXX 123 MR SAM SAMPLE XXXX AR1 Interim Financial Statements - Mark this box if you would like to receive Interim Financial Statements and accompanying Management’s Discussion and Analysis by mail. Annual Financial Statements - Mark this box if you would like to receive the Annual Financial Statements and accompanying Management’s Discussion and Analysis by mail. If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist. Signature of Proxyholder I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, and the proxy appoints the Management Nominees, this Proxy will be voted as recommended by Management. If you are voting on behalf of a corporation you are required to provide your name and designation of office, e.g., ABC Inc. per John Smith, President. DD / MM / YY Signature(s) Date Signing Capacity I/We being holder(s) of common shares of Agnico Eagle Mines Limited (the “Company”) hereby appoint: Sean Boyd, Chairman of the Company, or failing this person, Chris Vollmershausen, Executive Vice-President, Legal, General Counsel & Corporate Secretary of the Company (the “Management Nominees”) Appointment of Proxyholder Print the name of the person you are appointing if this person is OR someone other than the Management Nominees listed herein. as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the holder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and on all other matters that may properly come before the Annual and Special Meeting of shareholders of Agnico Eagle Mines Limited to be held in person at Arcadian Court, 401 Bay Street, Simpson Tower, 8th Floor, Toronto, Ontario M5H 2Y4 and via live webcast online at: https://meetnow.global/MNA74VC on May 1, 2026 at 11:00 am (Toronto time), and at any adjournment or postponement thereof. VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES. Note: If completing the appointment box above and you or your appointee intend on attending online YOU MUST go to http://www.computershare.com/AgnicoEagle and provide Computershare with the name and email address of the person you are appointing. Computershare will use this information ONLY to provide the appointee with an invite code to gain entry to the online meeting. If the appointee is attending the meeting in person, this step is NOT required. 1. Election of Directors 01. Leona Aglukkaq For Withhold 04. Martine A. Celej 02. Ammar Al-Joundi For Withhold 05. Jonathan Gill 03. Sean Boyd For Withhold 06. Peter Grosskopf 2. Appointment of Auditors Appointment of Ernst & Young LLP as Auditors of the Company for the ensuing year and authorizing the Directors to fix their remuneration. For Withhold 3. Executive Compensation Consideration of and, if deemed advisable, the passing of a non-binding, advisory resolution accepting the Company’s approach to executive compensation. For Against 07. Elizabeth Lewis-Gray 10. J. Merfyn Roberts 08. Deborah McCombe 11. Jamie C. Sokalsky 09. Jeffrey Parr